Exhibit (a)(1)(H)

PRESS RELEASE

RCP TENDERCO LLC
c/o Contrarian Capital Management, L.L.C.
411 West Putnam Avenue, Suite 425
Greenwich, CT 06830

Contact:       Thomas Long at D.F. King & Co., Inc. at (212) 493-6920

FOR IMMEDIATE RELEASE

TENDER OFFER FOR REFCO PUBLIC COMMODITY POOL, L.P.

New York, New York, August 10, 2010 — RCP TenderCo LLC has extended the expiration date for its offer to purchase all outstanding Class 1 units (including Class 1-O units) and Class 2 units of limited partnership interests of Refco Public Commodity Pool, L.P. to 5:00 P.M., New York City time, on Wednesday, September 1, 2010, unless further extended.  The tender offer was previously scheduled to expire on Wednesday, August 11, 2010.  RCP TenderCo LLC reported that approximately 3,616 total units have been tendered and not withdrawn to date in response to its tender offer.

           If you wish to tender your units, you should complete and return to D.F. King & Co., Inc. an Agreement to Transfer and Letter of Transmittal for receipt not later than September 1, 2010.  If you have already tendered your units, you do not need to send another Agreement to Transfer and Letter of Transmittal.

If you require a copy of the Agreement to Transfer and Letter of Transmittal in order to tender your units, need assistance in completing the Letter of Transmittal, or otherwise have questions about the offer, please contact D.F. King & Co., Inc. toll free at (800) 488-8095.